
05005375



BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Provides Operations Update – Exceeds Year-end Production Target

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CALGARY, ALBERTA, (January 6, 2005) – BlackRock Ventures Inc. (TSX:BVI) is pleased to provide an update of its recent development activities.

In December 2004, BlackRock completed a 52 well horizontal drilling program at Seal, including 37 wells on the Central Block and 15 wells on the Eastern Block. This drilling activity resulted in BlackRock producing approximately 10,400 barrels of oil per day at the end of the year, exceeding our exit production target for 2004 of 10,000 barrels per day. Eleven of the 52 wells were drilled late in the year and therefore did not add to our end of the year production volumes. These 11 wells will be put on stream in January.

This winter, BlackRock has contracted three rigs and plans to drill 21 vertical evaluation wells and 9 horizontal test wells on the Peace River, Northern, Western and Cadotte blocks at Seal.

BlackRock is also expanding the processing capacity at its 50% owned battery facility at Seal. BlackRock has ordered the major equipment components to expand the battery capacity from 15,000 barrels per day to 23,000 barrels per day. This expansion is expected to be completed by August.

At Hilda Lake, BlackRock has retained IMV Projects, consulting engineers, to undertake the detailed engineering design and cost estimate for its Orion thermal heavy oil project, a planned 20,000 barrel per day commercial SAGD operation on the site of the successful Hilda Lake pilot. This activity will take 8 to 10 months to complete.

BlackRock has a $75 million capital program planned for 2005.

John Festival, President of BlackRock, commenting on recent activities, indicated that "we are very pleased to have exceeded our production target for 2004. Our focus for the first quarter of 2005 is to continue delineation drilling on the remaining blocks of land at Seal in order to establish development plans for these blocks, and to commence the engineering work to move the Orion SAGD project to commercial development."

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Website: www.blackrock-ven.com

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project" "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI), visit our website, www.blackrock-ven.com

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File #82-4555



BLACKROCK

FOR IMMEDIATE RELEASE

Seymour Schulich Increases Ownership in BlackRock

CALGARY, ALBERTA, (January 12, 2005) – BlackRock Ventures Inc. (TSX:BVI) announced today that Mr. Seymour Schulich, one of its directors, has advised the Company that he has recently purchased 2,000,000 common shares of the Company through the facilities of the Toronto Stock Exchange. As a result of the recent purchases, Mr. Schulich currently owns or exercises control and direction over 12,000,000 common shares of the Company representing approximately 14.3% of the issued and outstanding common shares of the Company. Mr. Schulich has further advised the Company that he has acquired the additional 2,000,000 common shares for investment purposes. He has indicated that he may, subject to market conditions, acquire additional common shares of the Company in the future. Mr. Schulich also currently holds stock options exercisable for 150,000 common shares of the Company.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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